Jennifer López

Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Re: Tipmefast, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 26, 2021

File No. 333-222880

Dear Ms. Lopez;

Please find below the registrant’s responses to your comments.

Amendment No. 1 to Registration Statement on Form S-1 filed July 26, 2021

General

1. We note your revised disclosure in response to comment 1 that "[t]he Shareholders will sell the common stock being registered in this offering at a fixed price of $0.005 per share,

until the securities are quoted on the OTC PINKSHEETS listed on an exchange and thereafter at prevailing market prices or privately negotiated prices." Please note that the

OTC Pink Market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose that shares will be sold at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or

OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Please refer to Item 501(b)(3) of Regulation S-K. As a related matter, please have counsel revise the legal opinion to remove similar disclosure referencing the OTC Pink Sheets.

Disclosure revised including in the Opinion letter.

2. We note your response to comment 2. Please disclose the nature of any material relationship which any selling security holder has had within the past three years with you or your affiliates. Please refer to Item 507 of Regulation S-K.

None.

3. Please have your auditors revise their audit consent to reference the financial statement periods consistent with those in their audit reports. For example, the two audit reports in your registration statement include audit opinions for the period ended

December 31, 2020, as well as for the periods ended December 31, 2019 and 2018. Please revise accordingly.

Revised for consistency.

Very truly yours,

Raid Chalil

Chief Executive Officer

Tipmefast, Inc.